Filed pursuant to 424(b)(3)
Registration No. 333-98551

PROSPECTUS

INKTOMI CORPORATION

4100 E. Third Avenue
Foster City, CA 94404
Telephone Number: (650) 653-2800

10,638,275 Shares

Inktomi Corporation

Common Stock

        These shares may be offered and sold from time to time by certain of our stockholders identified in this prospectus. See “Selling Stockholders.” The selling stockholders acquired the shares on August 13, 2002 in connection with our acquisition of Quiver Inc.

      The selling stockholders will receive all of the net proceeds from the sale of the shares. These stockholders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will not receive any proceeds from the sale of the shares.

       You should consider carefully the risk factors beginning on page 2 of this prospectus before purchasing any of the common stock offered hereby.

       Our common stock is quoted on the Nasdaq National Market under the symbol “INKT.” On March 7, 2003, the last reported sale price of the common stock was $1.63 per share.

      The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

March 10, 2003

SUMMARY
RISK FACTORS
CURRENT DEVELOPMENTS
WHERE YOU CAN FIND MORE INFORMATION
INFORMATION INCORPORATED BY REFERENCE
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, our shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

      In this prospectus, “Inktomi,” “we,” “us,” and “our” refer to Inktomi Corporation and its subsidiaries.

SUMMARY

Inktomi Corporation

      Inktomi was incorporated in California in February 1996 and reincorporated in Delaware in February 1998. We provide World Wide Web search services for Internet portal and search destination sites.

Acquisition of Quiver

      On August 13, 2002, we acquired Quiver Inc. in a merger transaction. Quiver is a developer of information categorization and taxonomy solutions. In connection with the acquisition, we issued 10,638,275 shares of our common stock to the former stockholders of Quiver. In addition, we agreed to pay the former Quiver stockholders cash consideration of up to $6.5 million, which is subject to adjustment for certain events. The shares of our common stock issued in connection with the Quiver acquisition were issued in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended, set forth in the Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

      All of the shares of our common stock issued in connection with the acquisition are being registered for resale by the selling stockholders under this registration statement. We will not receive any proceeds from the sale of the shares by the selling stockholders. All net proceeds from the sale of our common stock will go to the stockholders who offer and sell their shares.

RISK FACTORS

      Interested persons should carefully consider the risks described below in evaluating us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our common stock could decline.

If the proposed merger with Yahoo! is not completed, our business and stock price may be adversely affected.

      On December 22, 2002, we entered into a definitive merger agreement with Yahoo! Inc. The merger is subject to a number of contingencies, including approval by a majority vote of our stockholders, receipt of regulatory approvals and other customary closing conditions. Therefore, there is a risk that the merger will not be completed or that it will not be completed in the expected time period. If the merger is not completed, we could be subject to a number of risks that may adversely affect our business and stock price, including:

•	the trading price of our common stock might decline to the extent that the current trading price reflects a market assumption that the merger will be completed;

•	we have and will continue to incur significant expenses related to the merger prior to its closing, including fees paid to an investment bank for a fairness opinion for the merger, and legal and accounting fees, that must be paid even if the merger is not completed; and

•	if the merger agreement is terminated under certain circumstances, we may be obligated to pay Yahoo! an $11.2 million termination fee.

      If completion of the merger is substantially delayed, we could be subject to a number of risks that may adversely affect our business and stock price, including:

•	the trading price of our common stock might not exceed $1.65 to the extent that the trading price reflects a market assumption that the merger will be completed; and

•	we could suffer repercussions from the limitations on our ability to conduct our business that we are bound by (until the merger is completed or the merger agreement is terminated) in the merger agreement.

      In connection with the proposed merger, we have mailed to our stockholders and filed with the SEC a definitive proxy statement which contains important information about Inktomi, the proposed merger and related matters. We urge you to review this definitive proxy statement carefully.

The uncertainty created by the proposed merger could have an adverse effect on our revenue and results of operations.

      Due to our agreement to be acquired by Yahoo!, we are and will continue to be operating in a state of uncertainty about our future until the proposed merger is either completed or the merger agreement is terminated. As a result of this uncertainty, customers may decide to delay, defer, or cancel purchases of our products pending resolution of the proposed merger. If these decisions represent a significant portion of our anticipated revenue, our results of operations and quarterly revenues could be substantially below the expectations of market analysts.

Our recent sale of our enterprise search software business to Verity and the announcement of the sale of our business to Yahoo could impair existing relationships with our suppliers, customers, strategic partners and employees, which could have an adverse effect on our business and financial results.

      The recent closing of the sale of our enterprise search software assets to Verity and the public announcement that we have entered into a definitive merger agreement with Yahoo! could substantially impair important business relationships because of uncertainty regarding our future strategic direction and the distraction completing these transactions will create. Impairment of these business relationships could reduce revenues or increase expenses, either of which could harm our financial results. Specific examples of situations in which we could experience problems include the following:

•	suppliers, distributors or customers could decide to cancel or terminate existing arrangements, or fail to renew those arrangements, as a result of either the asset sale or the pending merger with Yahoo!;

•	our employees may be distracted by concerns about the pending merger with Yahoo! and therefore may not meet critical deadlines in their assigned tasks or otherwise perform effectively;

•	our management personnel may be distracted from day-to-day operations by the time demands associated with these significant corporate transactions and therefore may be unable to timely identify and address business issues as they arise; and

•	other current or prospective employees may experience uncertainty about their future roles with us, which could adversely affect our ability to attract and retain key management, sales, marketing and technical personnel.

If the proposed merger with Yahoo! is completed, shares of Inktomi common stock will no longer represent equity interests in Inktomi’s business.

      If the proposed merger with Yahoo! is completed, each share of Inktomi common stock will be converted into the right to receive $1.65 and will no longer represent an equity interest in Inktomi. Because of this conversion, stockholders will not be able to share in any potential future growth of Inktomi’s business.

If we do not increase our revenues, we will fail to achieve or sustain operating profitability.

      We are not currently profitable, and our revenues have declined in recent periods. To achieve and sustain operating profitability on a quarterly and annual basis, we will need to increase our revenue associated with our Web search services. We plan to continue to invest in technology and marketing to develop and improve our products and services and increase market share, but these investments and expenditures may not result in increased revenues. In the future, our revenues may continue to decline, remain flat, or grow at a slow rate, particularly in light of the current market environment.

      In the absence of substantial and sustained revenue growth, we cannot predict when or if we will become profitable. If we fail to achieve profitability or display significant progress towards profitability, our stock price may fall due to a lower perceived value, customers may defer or delay purchases based on our financial condition, our relationships with our partners and distributors may suffer, and we may breach financial covenants in our financial arrangements.

      Our operating expenses are largely based on anticipated revenue trends and a high percentage of our expenses are fixed in the short term. Despite our recent workforce reductions, we expect to continue to make appropriate investments to develop and market products for the information retrieval markets, improve our customer support capabilities, develop new distribution channels, and fund research and development. These investments and expenditures may not result in increased revenues in the near term, if at all.

Recent restructuring efforts have resulted in our recognizing substantial charges. These restructuring efforts may not improve our operating results or financial condition and there exists uncertainty as to whether these actions will be successful.

      In order to reduce our recurring losses, we have taken a number of actions to reduce our expenses. In fiscal year 2002 and continuing in October 2002, we implemented restructuring initiatives where we consolidated operations, closed certain branch offices, reduced headcount across all business units, sold certain assets and reduced our content networking products group. In the event these restructurings were implemented too late or at insufficient levels, our expenses will be too great over coming periods to achieve profitability. In addition, there is a risk that these cost-cutting actions will impair our ability to effectively develop and market products and services and remain competitive in the industries in which we compete. In the future, we may undertake additional expense reducing actions that may involve one-time expenditures related to severance, facilities or real estate. The impact of these one-time expenses on our financial statements may adversely impact our perceived value.

If customers choose not to use or promote our Web search services, our revenue will decrease and our growth opportunities will suffer.

      Revenues from our Web search services result primarily from the number of end-user searches processed by our Search Engine. Our agreements with customers do not require them to direct end-users to our search services or to use our search services exclusively or at all. Accordingly, revenues from search services are highly dependent upon the willingness of customers to promote and use the search services we provide, the ability of our customers to attract end-users to their online services, the volume of end-user searches that are processed by our Web search services, and the ability of customers to monetize traffic from their Web site search pages. Some of our customers have selected competing search and directory services to operate in combination with our services, which has reduced the number of queries available for us to serve and may erode future revenue growth opportunities. The technological barriers for customers to implement additional services or to replace our services are not substantial.

The declining market for Internet portals has limited the market opportunities for our Web search services business and has adversely affected demand for our services. Consequently, our Web search revenues are largely dependent upon a relatively small number of large portal customers.

      Many of our smaller search services customers have elected not to renew their contracts and our market opportunity from portals has become more limited. Many smaller and medium size portals are not profitable, suffer from declining revenue growth and have limited access to capital to fund operational needs, which has resulted in consolidation in the portal industry. In addition, many portals are terminating their operations. As a result, our Web search revenues have become increasingly dependent on a relatively few number of major customers. Economic conditions may lead such customers to stop paying for Web search services, to only pay for such services at highly reduced rates or to leave our services in favor of competitors offering Web search services bundled with other offerings. In order for us to increase revenues from our Web search services business, we will need to attract new customers, develop and deliver new search services, products and features to existing and future customers, establish deeper strategic relationships with our customers, and increase the adoption of our Index Connect and Search Submit search marketing solutions for content publishers.

A large percentage of our current revenue is dependent on one customer and if this customer stops utilizing our search services, our revenues will decline.

      Our Web search revenue is dependent upon the distribution channel provided through the portal customers serving our search queries. Should any significant portal customer reduce or stop utilizing our search services our search marketing solutions revenue would decline. Currently, Microsoft is our largest portal customer, accounting for $9.8 million in Web search services revenue for the fiscal year ended September 30, 2002 and representing 20.8% of total Web search services revenue for this period. Microsoft’s Web search services agreement with us expires in December 2005 and we do not know whether Microsoft intends to renew this agreement upon its expiration or, if this agreement is renewed, whether it will be renewed on the same terms and conditions as currently exist. In addition, we expect revenues from our paid inclusion fee business to continue to become a greater percentage of our total Web search services revenues. Query volume from Microsoft’s MSN Network was indirectly responsible for $12.7 million of paid inclusion revenue in fiscal year 2002. Should Microsoft cease to be a customer or should Microsoft decide to direct less volume to our service, our business and financial condition would be materially and adversely affected. In addition, AOL, one of our largest portal customers, did not renew its Web search services agreement with us when it expired in August 2002. For the fiscal year ended September 30, 2002, AOL represented $8.3 million in Web search services revenue representing 17.5% of total Web search services revenue for this period. Revenues from our Web search services decreased as a result of the loss of AOL as a customer.

The shift in our focus away from the content networking market could have a material adverse effect on our operating results.

      Our shift in strategy away from content networking will likely reduce the average size of our software transactions and corresponding services revenue. We expect revenues from content networking to be insignificant going forward. In order to maintain existing revenue levels or achieve any revenue growth, we will need to significantly increase revenue from our existing Web search services business. Since the quarter ended December 2000, we have experienced a decline in licenses revenue from sales of our content networking software products. In July 2002, we announced a shift in our strategy to reduce our investment in our content networking products group and focus our business on the Web search services and enterprise search software markets. In December 2002, we consummated the sale of our enterprise search business. We may not be able to increase our Web search revenues in amounts sufficient to offset lost revenues from our content networking business. Although we intend to continue to support customers who purchased our content networking software products and partners marketing such products, such customers and partners may view our strategic shift as a breach of certain obligations we have to them. In addition, in November 2002, we signed an agreement with Satyam Computer Services Ltd. to assign and, in some cases, subcontract the support for our remaining content networking software partners. Satyam is a provider of professional services employees in offices worldwide. In exchange we have paid Satyam a one-time fee of $1 million, provided initial training and transferred certain computer infrastructure components to Satyam to allow for customer support. In the event Satyam fails to provide quality customer support to our content networking software customers and partners, these customers and partners may view this as a breach of our obligations to them. If these customers and partners were to bring or threaten legal action against us, defending these actions could be costly to defend, time-consuming and distracting to our management team.

We operate in a highly competitive and rapidly changing market, and our inability to compete successfully against new entrants and established companies could result in a loss of market share, fewer customer orders, price reductions, reduced gross margins and otherwise adversely harm our financial results.

      We compete in markets that are new, intensely competitive, highly fragmented and rapidly changing. We have experienced and expect to continue to experience increased competition from current and potential competitors, many of which are bringing new solutions to market, establishing technology alliances and OEM relationships with larger companies, and focusing on specific segments of our target markets. In some cases, our competitors are implementing aggressive pricing and other strategies that are focused in the short term on building customer bases, name recognition in the market and capturing market share. This may cause some price pressure on our products and services in the future. We compete with a number of companies to provide Internet search and directory services and technology. In the Web services marketplace, our primary competitors include a variety of established and newer companies, including AltaVista, Ask Jeeves, FAST Search and Transfer, Google, Overture, Look-Smart, and Northern Light. These companies and other competitors have focused on search result relevance, database size metrics and ease of use to differentiate their services. In addition, several large media and other Internet-based companies have made investments in, or acquired, Internet search engine companies and may seek to develop or customize their products and services to deliver to our target customers.

      Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. In addition, our current and potential competitors may bundle their products with other software services, or hardware, including operating systems, browsers and network hardware in a manner that may discourage users from purchasing services offered by us. Also, current and potential competitors have or may have greater name recognition, more extensive customer bases and access to proprietary content. Increased competition could result in price reductions, fewer customer orders, fewer search queries served, reduced gross margins and loss of market share.

We may lose customers and our business will suffer if we do not develop, license or acquire new services, products or technologies or deliver enhancements to existing products and services on a timely and cost-effective basis.

      The markets that we target for our Web search services are characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. The introduction of services embodying new technologies and the emergence of new industry standards could render our existing services obsolete. Our future success and revenue growth will depend upon our ability to develop, acquire and introduce a variety of new services and service enhancements to address the increasingly sophisticated needs of our customers. We have experienced delays in releasing new services and product enhancements and may experience similar delays in the future. Material delays in introducing new services and enhancements may cause customers to forego purchases of our services or to purchase those of our competitors.

If the use of the internet, intranets, extranets, corporate portals and web portals does not grow as anticipated, our business opportunities would be seriously limited.

      Sales of our products and services are dependent upon the development and increased use of corporate intranets, extranets, portals and Websites. Global acceptance and use of these mediums may not continue to develop at recent historical rates. The lack of growing use or initial adoption of these mediums by our targeted customers and their end user customers would impair demand for our products and services and would adversely affect our ability to sell our products and services. Demand and market acceptance for our products and services aimed at servicing intranets, extranets, portals and Websites are subject to a high level of uncertainty and there exist few proven services and products. Our paid inclusion business model relies on the willingness of retailers and service providers to allocate marketing funds to online programs. Our business would be adversely impacted if online marketing programs become an unpopular business tool.

If we do not continue to improve the effectiveness and breadth of our sales personnel, we will have difficulty acquiring and retaining customers.

      Our products and services often require sophisticated sales efforts targeted at a limited number of key people within a prospective customer’s organization. Because the market for our products and services is relatively new, many prospective customers are unfamiliar with the services we offer. As a result, our sales effort requires highly trained sales personnel. Competition for qualified sales personnel is intense, and we might not be able to hire the kind and number of sales personnel we are targeting. If we are unable to continue to improve our direct sales operations, we may not be able to increase market awareness and sales of our products and services, which may prevent us from growing our revenue and achieving and maintaining profitability.

If we do not attract and retain highly trained customer service and support personnel, we will have difficulty acquiring and retaining customers.

      We require highly trained customer service and support personnel to support our services and products and these personnel are difficult to replace. We currently have a relatively small customer service and support organization and will need to continue to provide extensive training to our staff to enable them to support new customers, new product lines, and the expanding needs of existing customers. Competition for customer service and support personnel is intense in our industry due to the limited number of people available with the necessary technical skills and understanding of the relevant industries.

If we do not establish and maintain productive relationships with distribution partners who have technical and marketing expertise and who we are able to train in our products and services, we will be unable to develop our business and increase revenue.

      Our future revenue growth is dependent upon establishing and maintaining productive relationships with a variety of distribution partners, including OEMs, resellers, and joint marketing partners. We seek to sign up distribution partners that have a substantial amount of technical and marketing expertise. Even with this expertise, our distribution partners generally require a significant amount of training and support from us before they develop the expertise and skills necessary to effectively sell our products. Particularly, we may be adversely affected if resellers of our paid inclusion products fail to maintain their efforts towards promoting our services.

We generate a significant portion of our revenue from a limited number of customers and, consequently, the loss of a key customer could adversely affect our revenues and be perceived as a loss of momentum in our business.

      We have generated a substantial portion of our historical revenues from a limited number of customers. We expect that a small number of portal customers and paid inclusion customers will continue to account for a substantial portion of revenues for the foreseeable future. As a result, if we lose a major customer for any reason, including non-renewal of a customer contract or a failure to meet performance requirements, or if there is a decline in usage of any customer’s search service, our revenues would be adversely affected. AOL, one of our major portal customers, did not renew its Web search services agreement with us when it expired. As a result of AOL ceasing to be a customer, a significant amount of our Web search services revenue is dependent either directly or indirectly on Microsoft. Should Microsoft cease to be a customer our business and financial condition would be materially and adversely impacted. Our potential customers and public market analysts or investors may perceive any loss of a major portal or paid inclusion customer as a loss of momentum in our business, which may adversely affect future opportunities to sell our products and services and cause our stock price to decline. We cannot be sure that customers that have accounted for significant revenues in past periods, individually or as a group, will continue to generate revenues in any future period.

If we are unable to maintain our relationships with partners, companies that supply and distribute our products, and customers, we may have difficulty selling our products and services.

      We believe that our success in penetrating our target markets depends in part on our ability to develop and maintain strategic relationships. We believe these relationships are important in order to validate our technology, facilitate broad market acceptance of our products and services, enhance our product and service offerings, and expand our sales, marketing and distribution capabilities. If we are unable to develop these key relationships or maintain and enhance existing relationships across our entire product and service offerings, we may have difficulty generating revenues.

We license software components that are necessary to our products and services, and the loss of access to this software or any decline or obsolescence in its functionality could harm our revenues and increase our costs.

      We have from time to time licensed components from others such as reporting functions, security features, and internalization capabilities, and incorporated them into our products and services. If these licensed components are not maintained, it could impair the functionality of our products and services and require us to obtain alternative products from other sources or to develop this software internally. In either case, this could involve costs and delays and divert the attention of our engineering resources.

Governmental regulation and the application of existing laws to the Internet may increase our costs of doing business and create potential liability for the dissemination of information over the Internet.

      Our products and services operate in part by making copies of material available on the Internet and other networks and making this material available to end-users from a central location or local systems. In addition, our Web search services collect end-user information, which we use to deliver services to our customers, and our customers use to deliver services to their users. This creates the potential for claims to be made against us (either directly or through contractual indemnification provisions with customers) for defamation, negligence, copyright or trademark infringement, personal injury, invasion of privacy or under other legal theories based on the nature, content, copying, dissemination, collection or use of these materials. These claims have been threatened against us from time to time and have been brought, and sometimes successfully pressed, against online service providers. It is also possible that if any information provided through any of our products or services contains errors, third parties could make claims against us for losses incurred in reliance on this information. Although we carry general liability insurance, our insurance may not cover potential claims of this type or be adequate to protect us from all liability that may be imposed.

Internet-related laws could adversely affect our business by increasing our costs of doing business and our potential liability.

      Laws and regulations that apply to communications and commerce over the Internet are becoming more prevalent. The United States Congress has enacted Internet laws regarding children’s privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union has enacted its own privacy regulations as well as legislation governing e-commerce, copyrights and caching. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. In addition, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business online. The adoption, implementation or modification of laws and regulations relating to the Internet, or interpretations of existing law, could adversely affect our business.

Our future success is dependent on our ability to attract and retain experienced and capable personnel and our business will therefore suffer if we are unable to attract or retain the highest qualified personnel necessary for our success.

      Our primary asset is the intellectual capabilities of our employees. We are therefore dependent on recruiting and retaining a strong team of personnel across all functional areas. Competition for these individuals is intense, and we may not be able to attract or retain the highly qualified personnel necessary for our success. Our employment relationships are generally at-will. We have had key employees leave us in the past and we can make no assurance that one or more will not leave us in the future. If any of our key employees were to leave us, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor obtains the necessary training and experience. Many of our key employees have reached or will soon reach the four-year anniversary of their hiring date and will be fully vested in their initial stock option grants. While our key employees are typically granted additional stock options to provide additional incentive to remain with us, the initial option grant is typically the largest and an employee may be more likely to leave us upon completion of the vesting period for the initial option grant. In addition, we must continue to motivate employees and keep them focused on our strategies and goals, which may be difficult due to morale challenges posed by our workforce reductions and general uncertainty about the economy. In light of current market conditions, we may undertake programs to retain our employees that may be viewed as dilutive to our shareholders. We do not have key person life insurance policies covering any of our employees other than our Chief Executive Officer.

Our efforts to increase our presence in markets outside of the United States may be unsuccessful and could result in losses.

      We market and sell our products and services in the United States and internationally, principally in Europe and Asia. Historically, the percentage of sales to customers located outside of the United States has varied from quarter to quarter, reflecting the limited build-out of our international operations. We have limited experience in developing localized versions of our products and marketing and distributing our products and services internationally. Inherent risks may apply to international markets and operations, including:

•	the impact of recessions in economies outside the United States;

•	greater difficulty in accounts receivable collection and longer collection periods;

•	the impact of changes in foreign currencies, in particular the EU’s conversion to the Euro;

•	unexpected changes in regulatory requirements;

•	difficulties and costs of staffing and managing foreign operations;

•	potentially adverse tax consequences; and

•	political and economic instability.

      We also have limited experience operating in foreign countries and managing multiple offices with facilities and personnel in disparate locations. We may experience difficulties coordinating our efforts, supervising and training our personnel or otherwise successfully managing our resources in these foreign countries. The laws and cultural requirements in foreign countries can vary significantly from those in the United States. The inability to integrate our business in these jurisdictions and to address cultural differences may adversely affect the success of our international operations. In connection with our recent restructurings we have closed, or are in the process of closing, most of our international sales offices and we therefore expect our exposure to the risks and uncertainties resulting from having offices and personnel in foreign countries to reduce over time.

We are currently the subject of a lawsuit by Network Caching Technology and other third parties could assert that our products infringe their intellectual property rights. Such claims could be expensive to defend, distracting to management, and adversely affect our ability to sell our products.

      Substantial litigation regarding intellectual property rights exists in the software industry. We expect that software products may be increasingly vulnerable to third party infringement claims as the number of competitors in our industry segments grow and the functionality of products in different industry segments overlaps. We believe that many companies have filed or intend to file patent applications covering aspects of their technology that they may claim our technology infringes. Some of these companies have sent copies of their patents to us for informational purposes. We cannot be sure that these parties will not make a claim of infringement against us with respect to our products and technology. In August 2001, Network Caching Technology L.L.C. (NCT) initiated an action against us that our caching products violate one or more patents owned by NCT. The complaint seeks compensatory and other damages and injunctive relief. This case, and any future actions initiated against us, including an action brought by Teknowledge Corporation which was filed on October 2002, will be time consuming and expensive to defend, will distract management’s attention and resources, and could cause product shipment delays or require us to reengineer our products or enter into royalty or licensing agreements. We do not expect to have any significant shipments going forward of the products that, if the NCT lawsuit is successful, would require us to pay royalties. Such royalty or licensing agreements, if required, may not be available on acceptable terms, if at all.

Anti-takeover provisions contained in our charter and under Delaware law could impair a takeover attempt.

      We are subject to the provisions of Section 203 of the Delaware General Corporation Law prohibiting, under some circumstances, publicly held Delaware corporations from engaging in business combinations with some stockholders for a specified period of time without the approval of the holders of substantially all of our outstanding voting stock. Such provisions could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, even if such events could be beneficial, in the short term, to the interests of the stockholders. In addition, such provisions could limit the price that some investors might be willing to pay in the future for shares of our Common Stock. These provisions, in addition to provisions contained in our charter, may have the effect of deterring hostile takeovers or delaying changes in our control or management.

Our stock price is volatile.

      The market price of our common stock has been and may continue to be subject to wide fluctuations. Our stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations, new products or services or changing customer relationships by us or our competitors, announcements of technological alliances and partnerships, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, and news reports relating to trends in our markets. In addition, the stock market in general, and the market prices for technology-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance. In the past, companies that have experienced volatility in the market price of their stock have been the subjects of securities class action litigation. If we were the subject of securities class action litigation, it could result in substantial costs and a diversion of management’s attention and resources.

CURRENT DEVELOPMENTS

Merger Agreement with Yahoo!

      On December 22, 2002, we entered into a definitive merger agreement with Yahoo! Inc. Under the agreement, a newly incorporated wholly-owned subsidiary of Yahoo! will merge with and into Inktomi, with Inktomi remaining as the surviving legal entity and a wholly-owned subsidiary of Yahoo! Under the terms of the merger agreement, upon completion of the merger, Yahoo! will pay to Inktomi’s stockholders $1.65 per share of Inktomi common stock outstanding and will assume any outstanding options to purchase Inktomi common stock.

      The merger is subject to a number of conditions including, among others, approval of Inktomi’s stockholders and certain regulatory approvals and clearances, including under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended. We currently expect the merger to be completed in the quarter ending March 31, 2003. There can be no assurance that the merger will be consummated. In the event that the proposed merger fails to close, under certain circumstances we will be required to pay Yahoo! a termination fee of $11.2 million. In connection with the proposed merger, we have mailed to our stockholders and filed with the SEC a definitive proxy statement which contains important information about Inktomi, the proposed merger and related matters. We urge you to review this definitive proxy statement carefully. For a discussion of some of the risks and uncertainties regarding the proposed merger please refer to the section above entitled “Risk Factors” and to the description of the merger provided in the definitive proxy statement.

The Sale of Inktomi’s Enterprise Search Software Business

      On December 17, 2002, we completed the sale of our enterprise search software business to Verity, Inc. pursuant to a definitive asset purchase agreement. Pursuant to the terms of the definitive asset purchase agreement, we sold the business assets of our enterprise search software business to Verity for total consideration of $25 million in cash, and the assumption of our obligations under certain existing enterprise search business contracts, including customer support obligations. Of the $25 million cash consideration, $3 million plus interest will be paid to the Company 18 months following the closing of the sale, subject to reduction for indemnification claims made by Verity during such 18 month period. The consideration paid to us was determined as a result of arms-length negotiations between us and Verity. As a result of this asset divestiture, we incurred employee severance and other restructuring costs of $3.7 million in the quarter ended December 31, 2002, in addition to costs resulting directly from the sale, as further described in our financial statements included in our Current Report on Form 8-K filed February 26, 2003. For more information regarding the impact of the sale of our enterprise search software business on our business and financial condition please review the financial information included in our Current Report on Form 8-K, filed February 26, 2003, which gives effect to the divestiture of our enterprise search business as a discontinued operation.

Company Restructuring

      In July 2002, we announced plans to focus our business on web search and enterprise retrieval markets. As a result, we significantly scaled back our content networking products group and related corporate infrastructure, eliminated 286 positions and closed several sales offices around the world. Customers of these products will continue to be supported until their support contracts expire, which is generally one year after the date of the contract. Revenues from content networking products are expected to eventually decline to zero as the sales force has been eliminated and existing customers will eventually migrate to alternative solutions. The cost of this restructuring was $15.4 million, made up of $11.9 million of severance and related expenses and $3.5 million in costs associated with office consolidations. Approximately $8.3 million was paid in the quarter ended September 30, 2002, $2.9 million was paid in the quarter ended December 31, 2002, and the remainder will be paid over the following 9 months. We also incurred $8.7 million in charges related primarily to the asset write offs for abandoned assets of our content networking products group sales and development equipment in the quarter ended September 30, 2002. As a result of the restructuring, we expect to reduce compensation related expenses by approximately $10.0 million per quarter. We reduced facility related operating expenses by $0.7 million for the quarter ended December 31, 2002 and expect to reduce such expenses by $0.3 million per quarter thereafter, through the end of the lease term. After the asset write offs, we expect depreciation expenses to reduce by $2.1 million per quarter beginning in the quarter following the restructuring.

      In November 2002, we signed an agreement with Satyam Computer Services Ltd. to assign and, in some cases, subcontract the support for our remaining content networking software partners. Satyam is a provider of professional services employees in offices worldwide. In exchange we have paid Satyam a one-time fee of $1 million, provided initial training and transferred certain computer infrastructure components to Satyam to allow for customer support.

      In September 2002, we incurred an additional $10.5 million in non-cash asset write-offs primarily related to our computer equipment held in use as the expected cash flows were less than the carrying value of these assets. Factors which triggered our assessment for impairment included continued negative cash flows from operations, continued operating losses and carrying values which exceeded market values. These assets were written down to their estimated fair value based on information obtained from recent sales of similar assets. As a result of these write-offs, we expect depreciation expenses to reduce by $1.0 million per quarter beginning in the quarter following the write-offs.

      In October 2002, in light of continuing economic slowdown, we announced and substantially completed a restructuring and workforce reduction of 85 employees to reduce our operating expenses to adjust to lower revenue levels. Headcount in all functional areas was affected by the reduction.

      In November 2002, in connection with the sale of our enterprise search software business, we announced a workforce reduction of 58 employees. This restructuring was completed in December 2002. Headcount was affected in the areas of corporate and business services as well as our enterprise search division.

      As a result of these restructurings, we incurred a total charge of $22.6 million of which $3.7 million related to our enterprise search division and $18.9 million related to our continuing operations. The charges for the abandonment of underutilized space included offices in Chicago, New York, Virginia, Redwood City, San Francisco, San Diego and international offices in Tokyo and London. These offices were closed as a result of the reduction of employees at these locations and our decision to abandon the related leases. Approximately $11.6 million of the charge relates to one facility in Redwood City with a remaining lease term through June 2010. Lease abandonment costs for this facility were estimated to include the remaining lease liabilities through the term of the lease and brokerage fees offset by estimated sublease income. Estimates related to sublease costs and income are based on assumptions regarding the period required to locate sub-lessees and sublease rates which were derived from market trend information provided by commercial real estate brokers. These estimates will be reviewed on a periodic basis and to the extent that these assumptions materially change due to changes in the market, the ultimate restructuring expense for the abandoned facility could be adjusted.

      Approximately $4.8 million of the above charges were paid in the quarter ended December 31, 2002. Cash-related severance will be paid over the following six months. The remaining lease obligations will be paid over the next seven years.

      During the quarter ended December 31, 2002, we incurred $1.9 million of asset impairment charges as a result of our restructurings. The downsizing in our field offices resulted in the abandonment of fixed assets. The $1.9 million write-down represents $0.1 million of computer equipment, $0.3 million of abandoned assets, primarily computer equipment and furniture and fixtures, and leasehold improvements from our Tokyo office, $0.8 million of abandoned assets, primarily computer equipment and furniture and fixtures, and leasehold improvements from our London office and $0.7 million of abandoned furniture and fixtures and leasehold improvements from various offices in the U.S.

      As a result of these restructurings, we expect to reduce compensation related expenses by approximately $5.3 million per quarter. We also expect to reduce facility related operating expenses by approximately $1.6 million per quarter through the end of the lease terms. In the remaining portion of the quarter ended December 31, 2002, we realized the expected benefits of these restructuring efforts.

Bayside Facilities

      On August 28, 2002, through the execution of a Termination and Release Agreement, we exercised the purchase option under our synthetic lease arrangement for our Bayside facilities and title for such facilities was transferred to Inktomi on such date. The Bayside facilities consist of two six-story towers totaling approximately 260,000 square feet located in Foster City, California. Inktomi’s worldwide corporate headquarters occupies approximately half of the space at Bayside, and other tenants occupy the remaining footage. Approximately $114.0 million of long-term restricted cash was paid to Deutsche Bank and its affiliates, the holders of the synthetic lease for the exercise of the purchase option and the simultaneous termination of the synthetic lease arrangement.

      At the purchase date we valued the Bayside corporate headquarters at $44.8 million based on established valuation techniques. As a result of this valuation, we incurred a charge of $67.0 million in the quarter ended September 30, 2002. We also wrote down to zero the net book value of the Bayside leasehold improvements, which totaled $15.5 million, during the quarter ended September 30, 2002. As a result of this write-off, we expect amortization expenses to reduce by $0.4 million per quarter beginning in the quarter ended December 31, 2002. In addition, due to the release of excess cash collateral, approximately $5.6 million of additional restricted cash became unrestricted. In December 2002, we sold the Bayside property to a third party for $41.6 million, and the additional loss on the sale of $3.4 million was recorded in the quarter ended December 31, 2002.

      As part of the lease termination agreements, the landlords of the Parkside facility (and their affiliates) agreed, at our election, to purchase the Bayside facilities for $37.5 million. Our right to require the landlords to purchase the Bayside facilities commenced on November 1, 2002 and ended in December 2002 upon the sale of the Bayside Facility.

      We currently lease the portion of the Bayside facilities that we occupy, which is approximately 130,000 square feet. The lease is for a period of five years renewable at our election for three successive five year periods. The lease also may be terminated at our election after two years in exchange for a fee. Aggregate payments to be made under the lease are approximately $9.8 million over the lease term ending December 19, 2007, net of costs.

Parkside Facilities

      On September 5, 2002, we executed a Lease Termination Agreement providing for the termination of Inktomi’s long-term leases for approximately 381,050 rentable square feet of space located in the East Office Building, the West Office Building, and the First Level Office Space, in the office project located at 1001 East Hillsdale Boulevard, Foster City, California, which we refer to as the Parkside facilities. As of June 30, 2002, aggregate payments to be made by Inktomi under the leases for the Parkside facilities were approximately $315.7 million over the remaining lease term. In exchange for the termination of the lease, we agreed to pay the landlords certain consideration including the following: (i) immediate surrender of the cash security deposit of approximately $1.5 million, (ii) consent for the landlords to immediately draw on the letter of credit with Silicon Valley Bank in the amount of approximately $16.5 million, (iii) immediate cash payment of

$12 million, a portion of which covers August rent and the pro-rated rent for the month of September through the effective date of the Lease Termination Agreement, (iv) issuance of a $21.5 million promissory note of which $5 million was payable on October 1, 2002 and $16.5 million was payable upon the earlier of the sale of the Bayside facilities or January 21, 2003, (v) payment of 50% of any amounts in excess of $50 million that we realize upon the sale of the Bayside facilities, (vi) issuance of five million shares of our common stock, (vii) the transfer of two HVAC chillers, (viii) the relinquishment of Inktomi’s claim to undispursed portions of the landlords’ obligations to contribute funds for tenant improvements in the amount of $441,223, (ix) the granting of registration rights related to the 5 million shares of common stock issued to the Parkside landlords, and (x) the granting of deeds of trust for the Bayside facilities to the landlords to secure the $21.5 million promissory note.

      We have paid to Silicon Valley Bank approximately $7.1 million of the $16.5 million letter of credit after the letter of credit was drawn by the landlords. The remainder of the letter of credit was collateralized by cash in a prior quarter. The collateral amount is classified as “Restricted Cash” within Inktomi’s balance sheet.

      Total value of the lease termination, including cash and non-cash items, was approximately $54 million. We incurred a charge of $75 million on the abandonment of the Parkside facility in our fiscal quarter ended March 31, 2002, of which $51 million remained as an accrued liability at June 30, 2002. As a result, we recorded a charge of $5.4 million in the fiscal quarter ended September 30, 2002 representing the cost in excess of the remaining lease restructuring accrual initially recorded in the quarter ended March 31, 2002.

      On December 23, 2002, we announced that we had entered into a definitive merger agreement with Yahoo! Inc. and a wholly owned subsidiary of Yahoo! Pursuant to the terms and conditions of the Merger Agreement, at the effective time of the merger, each issued and outstanding share of our common stock will be converted with the right to receive $1.65 in cash. The price per share of our common stock at the time of the termination of the leases for our Parkside facility was approximately $0.43. The total cost of the lease termination is approximately $60.0 million if we value the five million shares of common stock issued to the landlords of our Parkside facility at the proposed acquisition price of $1.65 per share of common stock.

      As discussed above, the landlords and their affiliates have agreed, as part of this transaction, at our election, to purchase the Bayside facilities for an amount of $37.5 million. Our right to require the landlords to purchase the Bayside facilities commenced on November 1, 2002 and would have ended on January 21, 2003. In December 2002, we sold the building to a third party for $41.6 million and the additional loss on the sale of $3.4 million was recorded in the quarter ended December 31, 2002.

WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the Securities and Exchange Commission, in accordance with the Securities Exchange Act of 1934. You may read and copy documents we file with the Commission at the following public reference room:

Public Reference Room

450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549
1-800-SEC-0330

      Please call the Commission at 1-800-SEC-0330 for further information about the public reference room. Our reports, proxy statements and other information filed with the Commission are also available to the public over the Internet at the Commission’s World Wide Web site at http://www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

      The Commission allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information.

      We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is complete:

•	Quarterly Report on Form 10-Q for the quarter ended December 31, 2002, filed February 14, 2003;

•	Annual Report on Form 10-K for the fiscal year ended September 30, 2002, filed December 30, 2002;

•	Annual Report on Form 10-K/A for the fiscal year ended September 30, 2002, filed January 28, 2003;

•	Annual Report on Form 10-K/A for the fiscal year ended September 30, 2002, filed February 4, 2003;

•	Annual Report on Form 10-K/A for the fiscal year ended September 30, 2002, filed March 5, 2003;

•	Definitive Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, filed on February 11, 2003;

•	Current Report on Form 8-K, filed November 15, 2002;

•	Current Report on Form 8-K, filed December 23, 2002;

•	Current Report on Form 8-K, filed December 26, 2002;

•	Current Report on Form 8-K, filed January 31, 2003;

•	Current Report on Form 8-K/A, filed February 7, 2003;

•	Current Report on Form 8-K, filed February 26, 2003;

•	Current Report on Form 8-K, filed March 6, 2003; and

•	Form 8-A12G, filed August 11, 2000.

      We will provide to each person who so requests, including any beneficial owner to whom a prospectus is delivered, a copy of these filings. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Joe Eandi
Vice President and General Counsel
Inktomi Corporation
4100 E. Third Avenue
Foster City, CA 94404
(650) 653-2800

      You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and other oral and written statements made by us to the public contain and incorporate forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. When used in this prospectus, the words “anticipate”, “believe”, “expect”, “intend”, “may”, “will” and similar expressions identify forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, those relating to the general direction of our business; our ability to successfully penetrate the information retrieval market; our ability to continue to support the service provider market; our success generating sales through our alliances and partners; our ability to introduce new products and services and enhance existing products and services to meet customer needs;

the changing composition and purchasing trends of our customer base; the composition of our revenues; our expected expenses for future periods; the outcome of our restructuring efforts; our ability to improve our sales and distribution capabilities; our focus on both domestic and international markets; our ability to develop and maintain productive relationships with providers of leading technologies; the possibility of acquiring complementary businesses, products, services and technologies; the results of acquisition and disposition transactions; and the conditions of markets that impact our business. Although we believe our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth below under the heading “Risk Factors”, which we encourage you to read carefully. In addition, you should review the similar information under the caption “Factors Affecting Operating Results” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q, and in other reports we may file with the Securities and Exchange Commission. These factors are not intended to represent a complete list of the general or specific factors that may affect us. Other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth in this prospectus may affect us to a greater extent than indicated. You should not rely on these forward-looking statements, which reflect our position as of the date of this prospectus. We do not assume any obligation to revise forward-looking statements.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of the shares by the selling stockholders. All net proceeds from the sale of our common stock will go to the stockholders who offer and sell their shares.

SELLING STOCKHOLDERS

      The following table sets forth certain information, as of January 31, 2003, with respect to the number of shares of common stock owned by the selling stockholders named below and as adjusted to give effect to the sale of the shares offered hereby. None of the Selling Shareholders will own more than 1% of the outstanding shares after the offering. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time.

      The shares being offered by the selling stockholders were acquired from us in our acquisition of Quiver pursuant to an Amended and Restated Agreement and Plan of Reorganization dated August 9, 2002. In this acquisition, the shares of common stock were issued pursuant to an exemption from the registration requirements of the Securities Act. The selling stockholders represented to us that they were acquiring the shares for investment and with no present intention of distributing the shares.

      The selling stockholders and any dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

      We have filed with the SEC, under the Securities Act, a registration statement on Form S-3 (the “Registration Statement”) of which this prospectus forms a part, with respect to the resale of the shares from time to time on The Nasdaq National Market or in privately-negotiated transactions. In the Registration Rights Agreement made and executed by us on August 13, 2002 pursuant to the Amended and Restated Agreement and Plan of Reorganization dated August 9, 2002, we have agreed to use our commercially reasonable efforts to keep the Registration Statement effective for 90 days or, if earlier, the date that all shares have been sold.

      Pursuant to the terms of the acquisition of Quiver, 4,179,360 of the shares acquired by the selling stockholders from us and included in this offering have been placed in escrow, and the offer and sale of such shares by the selling stockholders is restricted. However, the selling stockholders have appointed an agent to act on their behalf in connection with such escrow provisions. Such agent is required to offer and sell 2,553,191 of the escrow shares, and may offer and sell the remaining 1,626,169 of the escrow shares, in this offering.

      Some of the selling stockholders listed below may distribute their respective shares to their general or limited partners. Any shares so distributed may be offered hereunder by the general or limited partners of the distributing selling stockholders. Each general or limited partner distributee will be deemed to be a selling stockholder for purposes of this prospectus with respect to the distributed shares.

      The shares offered by this prospectus may be offered from time to time by the selling stockholders named below:

	Number of		Number of
	Shares Beneficially		Shares Beneficially
	Owned Prior to the	Number of	Owned After the
Name of Selling Stockholder	Offering	Shares Being Offered	Offering

Hummer Winblad Technology Fund III, L.P.(1)	55,412	55,412	0
Hummer Winblad Venture Partners IV, L.P.(2)	2,000,361	2,000,361	0
Herbert S. Potter	77,399	77,399	0
Staenberg Venture Partners II, LP(3)	262,117	262,117	0
Matthew M. Simi	26,104	26,104	0
Baron Private Equity, L.P.(4)	146,756	146,756	0
Lion Investments Limited(5)	328,749	328,749	0
Weber Capital Partners, L.P.(6)	863,861	863,861	0
Hummer Winblad Technology Fund IV, L.P.(2)	39,322	39,322	0
El Dorado Ventures V, L.P.(7)	1,204,343	1,204,343	0
El Dorado Technology ’99, L.P.(7)	107,446	107,446	0
Partech US Partners IV LLC(8)	737,381	737,381	0
45th Parallel LLC(8)	24,855	24,855	0
Double Black Diamond II LLC(8)	37,285	37,285	0
Hummer Winblad Ventures Partners V, L.P.(9)	1,968,831	1,968,831	0
LMS Capital (Bermuda) Limited(10)	2,758,053	2,758,053	0

(1)	John Hummer, Ann Winblad, Mark Gorenberg, Bill Gurley and Dan Beldy exercise shared voting or investment power over the shares. Each of these individuals are managing members of Hummer Winblad Equity Partners III, LLC, which is the general partner of Hummer Winblad Technology Fund III, L.P.

(2)	John Hummer, Ann Winblad, Mark Gorenberg, Dan Beldy, Henry Barry and Charles Robel exercise shared voting or investment power over the shares. Each of these individuals are managing members of Hummer Winblad Equity Partners IV, LLC, which is the general partner of Hummer Winblad Venture Partners IV, L.P. and Hummer Winblad Technology Fund IV, L.P.

(3)	Joe Staenberg, as Managing Director of Staenberg Venture Partners II, L.P. exercises sole voting or investment power over the shares.

(4)	Baron Capital Management, Inc. an affiliated entity of Baron Private Equity, L.P., exercises sole voting or investment power over the shares. Ronald Baron is the Chairman and Chief Executive Officer of Baron Capital Management, Inc.

(5)	Robert Rayne exercises sole voting or investment power over the shares. Mr. Rayne is a director of Lion Investments Limited.

(6)	Eugene Weber exercises sole voting or investment power over the shares. Mr. Weber is a Managing Member of Weber Capital Management LLC, which is the general partner of Weber Capital Partners, L.P.

(7)	Charles Beeler exercises shared voting or investment power over the shares. Mr. Beeler is a managing member of El Dorado Venture Partners V, LLC, which is the general partner of El Dorado Ventures V, L.P. and El Dorado Technology ’99 L.P.

(8)	Thomas G. McKinley and Vincent Worms have equal shared voting or investment power of the shares. Each of Mr. McKinley and Mr. Worms are Managing Members of Partech US Partners IV LLC, 45th Parallel LLC, and Double Black Diamond II LLC.

(9)	John Hummer, Ann Winblad, Mark Gorenberg, Dan Beldy, Henry Barry, Charles Robel, Douglas Hickey and Ken Pereira exercise shared voting or investment power over the shares. Each of these individuals are managing members of Hummer Winblad Equity Partners V, LLC, which is the general partner of Hummer Winblad Venture Partners V, L.P.

(10)	Daniel Bordage and Steven Vestbirk exercise equal shared voting or investment power over the shares. Mr. Bordage and Mr. Vestbirk are directors of LMS Capital (Bermuda) Limited.

PLAN OF DISTRIBUTION

      We will not receive any proceeds from the sale of the shares by the selling stockholders. The selling stockholders will receive all of the net proceeds from the sale of the shares under this prospectus. The shares may be sold or distributed from time to time by the selling stockholders or by pledgees, donees, transferees of, or other successors in interest to, the selling stockholders directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, all of which may be changed. The distribution of the shares may be effected in one or more transactions that may take place through the Nasdaq National Market, including block trades or ordinary broker’s transactions, or through privately negotiated transactions, through put or call options transactions relating to the shares, through short sales of the shares or through a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling stockholders in connection with such sales.

      The aggregate proceeds to the selling stockholders from the sale of the shares will be the purchase price of the common stock sold less the aggregate agents’ commissions, if any, and other expenses of issuance and distribution not borne by us. The selling stockholders and any dealers or agents that participate in the distribution of the shares may be deemed to be ”underwriters” within the meaning of the Securities Act, and any profit on the sale of the shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

      The selling stockholders or the successors in interest to the selling stockholders may enter into hedging transactions with broker-dealers who may engage in short sales of shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders or the successors in interest to the selling stockholders may also enter into option or other transactions with the broker-dealers that require the delivery to such broker-dealers of the shares, which shares may be resold thereafter by such broker-dealers pursuant to this prospectus. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act of 1934 may apply to their sales in the market.

      Pursuant to the terms of the acquisition of Quiver, 4,179,360 of the shares acquired by the selling stockholders from us and included in this offering have been placed in escrow, and the offer and sale of such shares by the selling stockholders is restricted. However, the selling stockholders have appointed an agent to act on their behalf in connection with such escrow provisions. Such agent is required to offer and sell 2,553,191 of the escrow shares, and may offer and sell the remaining 1,626,169 of the escrow shares, in this offering.

      To the extent required, the specific shares to be sold, the names of the selling stockholders, the purchase price, the public offering price, the names of any such agent, dealer or underwriter and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying prospectus supplement.

      We have agreed to bear certain expenses of registration of the shares under federal and state securities laws and of any offering and sale hereunder not including certain expenses, such as commissions of dealers or agents and fees attributable to the sale of the shares. We have agreed to indemnify the selling stockholders against certain liabilities, including certain potential liabilities under the Securities Act. The selling stockholders have also agreed to indemnify us against certain liabilities, including certain potential liabilities under the Securities Act.

      We may suspend the use of this prospectus for a discrete period of time, not exceeding 90 days in the aggregate, if, in our reasonable judgment, a development has occurred or condition exists as a result of which the Registration Statement or the prospectus does not contain material non-public information which in our reasonable judgment is required to be included in the Registration Statement or the prospectus for sales of the shares to be made hereunder. This offering will terminate on the earliest of (a) 90 calendar days after the SEC has declared the Registration Statement effective or (b) the date on which all shares offered hereby have been sold by the selling stockholders.

      Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this prospectus.

      There can be no assurance that the selling stockholders will sell any or all of the shares of common stock offered by them hereunder.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby has been passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

      The consolidated financial statements of Inktomi incorporated in this prospectus by reference to the Current Report on Form 8-K filed February 26, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Inktomi Corporation

10,638,275 Shares

Common Stock

PROSPECTUS

March 10, 2003